Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-227766, 333-227766-01 and 333-227766-02

U.S.FloorplanSecuritization October 2021

 Registration Statement Nos. 333 -227766, 333-227766-01 and 333-227766-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC Website at w w w.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll -free 1-866-375-6829.

 •Ford Credit has been financing dealer vehicle inventory since 1959 and securitizing floorplan receivables since 1991 •Ford’s goal is to maintain a profitable network of Ford and Lincoln dealerships that deliver an innovative and engaging sales and service experience for customers. At year-end 2020, in the U.S., Ford and Lincoln had approximately 3,176 dealers •Over the past five years, Ford Credit financed 74% to 76% of U.S. Ford and Lincoln dealer new vehicle inventory •Floorplan receivables are secured primarily by the financed vehicles, and payment is required when the vehicle is sold •Ford Credit’s floorplan portfolio has historically experienced very low losses, primarily driven by strong risk management practices and servicing: -Continuous dealer monitoring of financial health, payment performance, vehicle collateral status and risk-based on-site inventory audits -Use of proprietary risk rating assessment and behavioral scoring models -Intensifying risk management actions as dealer risk increases -Leveraging access to dealer information through Ford relationship

 •Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 55 series •Ford Credit offers floorplan asset-backed securities through various channels: -Publicly-registered transactions -Rule 144A transactions -Other private transactions

 Floorplan Portfolio Net Losses/(Recoveries) as a Percent of Average Principal Balance Trust Pool Net Losses/(Recoveries) as a Percent of Average Principal Balance Highest Net Loss Percentage on Floorplan Portfolio since January 2004 was 0.353% in 2009 No Trust losses realized since inception because depositors elected to accept reassignment of receivables from “status” accounts 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 0.000% 2016 2017 2018 2019 2020 2Q20 YTD 2Q21 YTD Memo: Days Supply** 75% 65% 55% 45% 35% 25% 15% Lowest 3-Month Average Payment Rate was 29.9% in February 2005 Payment rate triggers 42 120 143 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% Other Group IV (Poor) Group III Group II Group I (Strong) Percent of Principal Balance Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 2Q21 YTD * The three-month average monthly principal payment rate for a month equals the average of the monthly payment rate for that month and the prior two months ** Estimated days’ supply derived from payment rate

 Trust Balance (excluding EFA) Required Pool Balance Cash funding required as a result of low Trust balance* $11.5 $8.4 * Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs).

 % of Pool Balance Allocated to Series Credit enhancement in the floorplan securitization program includes: • Subordination of junior notes • Available subordinated amount • Cash reserve (0.50% of notes) • Excess spread Structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limits Concentration Limit - Ineligible receivablesN/A Incremental Subordination* ($M) $72.0 Total Class A Hard Credit Enhancement 24.44% - Dealer concentration (5% for AutoNation) 2% 0.0 - Used vehicle concentration 20% 108.2 - Fleet concentration 4% 10.7 - Medium/Heavy truck concentration 2% 72.8 - Manufacturer concentration 10% 117.5 (2% for lower-rated manufacturers) Total:$ 381.2 Class A notes (“AAA”) 76.00% 4.50% 4.00% 3.00% 12.50% Class B notes (“AA”) Class C notes (“A”) Class D notes (“BBB”) Available Subordinated Amount Reserve Account 0.44% Excess Spread

 •Enhancement Step-Up Trigger -If average monthly principal payment rate for the three preceding collection periods is less than 25%, subordination or reserve fund increases by four percentage points -During periods when the EFA exceeds 30%, certain Principal Collections may be used for potential shortfalls in interest or fees •Amortization Triggers -Average monthly principal payment rate for the three preceding collection periods is less than 21% -Cash balance in the excess funding account exceeds 70% of the adjusted invested amount of all series for three consecutive months -Available subordinated amount is less than the required subordinated amount -Bankruptcy, insolvency or similar events relating to the depositor, the issuer, Ford Credit or Ford Motor Company

U.S. Floorplan Securitization Recent Business Environment -The global semi-conductor chip shortage impacted vehicle production starting in early 2021 -Production losses combined with robust sales reduced the Trust balance below the required level -Cash in the Excess Funding Account (EFA) increased – EFA% trigger was not breached Monthly Excess Funding Account (EFA)% 70% 60% 50% 40% Historical EFA Trigger – 3 consecutive months over 30% * 30% 20% 10% 0% Oct-20Nov-20Dec-20Jan-21Feb-21Mar-21Apr-21May-21Jun-21Jul-21Aug-21 * Excess Funding Account trigger amended from 30% for three consecutive months to 70% in August 2021 -The outstanding series were amended in August 2021 to raise the Excess Funding Account (“EFA”) threshold for an amortization event from 30% for three consecutive Collection Periods to 70% for three consecutive Collection Periods. A provision was added allowing Principal Collections to be used to pay interest and fees to cover any potential shortfalls

U.S. Floorplan Securitization Outstanding Series* Private Variable Funding Notes 144A Term Series Public Term Series 2017-3, 2018-2, 2018-3, 2018-4, 2019-1, Series2006-1, 2014-5 2015-3, 2016-2 2019-2, 2019-3, 2019-4, 2020-1, 2020-2 Amount Outstanding ($B)$0.0 $1.1 $7.8** Senior Hard Enhancement (AAA Notes)25.75% 24.27% 24.35% - 25.35% Maturity RangesSeptember 2021 - March 2023 June 2022 - March 2023 October 2021 - November 2028 Trust Balance ($B)** •Private Variable Funding Notes (VFN) are used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity •Total VFN capacity of $3.2 billion •Total Trust balance of $10.4 billion Existing Subordination $1.3 Unfunded Assets $0.2 $10.4 * As of June 30, 2021 ** Excludes series 2018-3. $1.3 billion of principal collections has been trapped and allocated to the Series for the upcoming October 2021 maturity Total Funding1 0 $8.9 **

•U.S.Floorplan •RiskManagement

 •A dealership seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial statements and other information •Ford Credit performs a thorough review of the dealer or dealer group including: - Business, legal and operations structure, including number of manufacturer franchises - Credit information - Financial statements or tax returns - Types of vehicles in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet •Ford Credit evaluates the dealer’s financial resources and the amount and types of financing requested •The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business •The financed vehicles are the primary collateral for dealer floorplan loans; however, for many dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer-adjusted net worth and real estate equity •Due to the ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, at least annually, following the similar process utilized to evaluate new dealer account originations

 •Ford Credit evaluates new dealer account originations (using a proprietary scoring model), performs ongoing credit reviews of dealers and assigns risk ratings •For purposes of securitization-related disclosure, dealer risk ratings are categorized into groups: • Group Description •I Strong to superior financial metrics •II Fair to favorable financial metrics •III Marginal to weak financial metrics •IV Poor financial metrics, may be uncollectible •Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer •Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance •Ford Credit updated its dealer risk rating model in August 2019; the model is validated regularly to ensure the integrity and performance and is updated if necessary

U.S. Floorplan Risk Management

Dealer Monitoring Strategy

Monitor
- Payoffs
- Aged Inventory
- Over-line Report
- Financial Statements
- Double Flooring

Monthly Accounts Rating
- Assess dealer risk and determine action plans

Watch Report – Medium to High Risk
- Formal review of action plans and results presented to senior management (plans may include more frequent physical audits)

Intensive Care Unit (ICU) – High Risk
- More experienced risk team
- Increased intensity surrounding action plans and timelines

Status
- On-site control
- Focus on asset protection

Liquidation
- Focus on loss mitigation



Dealers
Monitor
Monthly Accounts Rating (MAR)
No Further Action
Watch Report
ICU
Status
Liquidation
MAR Directed Action Plans

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U.S. Floorplan Risk Management U.S. Floorplan Audits, Monitoring & Status Processes Inventory Audits •A dealer’s risk rating determines the frequency of on-site vehicle inventory audits •Ford Credit engages a vendor to perform on-site vehicle inventory audits and dealers generally do not receive advance notice of an audit •Audits are generally reconciled same day and immediate payment is required for any sold vehicle Dealer Monitoring •Ford Credit has employees dedicated to dealer monitoring, including dealer fraud, utilizing a robust suite of monitoring tools and models. If issues are discovered, Ford Credit may: -Increase audit frequency or schedule an immediate on-site audit -Require curtailments, or monthly principal payments on aged inventory -Suspend credit lines -Verify cash balances/perform an in-depth validation of the accuracy and completeness of the dealership financial statements -Meet with the owners/guarantors -Increase the dealer’s risk rating to trigger more extensive monitoring Dealer Status Procedures •A status is declared when a dealer does not satisfy a sold-out-of-trust condition discovered during an audit, fails to pay principal or interest payments, files bankruptcy, or other circumstances arise that warrant immediate action •Once a status is declared, based on the particular circumstances of the classification, Ford Credit may suspend credit lines, maintain personnel on site, collect titles and keys, secure dealer inventory, issue payment demand letters, obtain liens on property of guarantors, increase the dealer’s floorplan interest rate and initiate legal action •If a status situation can not be resolved, Ford Credit will liquidate vehicles and secondary collateral to obtain the greatest value and continue collection efforts against personal/corporate guarantors 1 5

U.S. Floorplan Risk Management Captive Finance Company Benefits •Integrated systems enable real time controls •Captive finance company benefits include: -Access to monthly dealer financial statements that allow monitoring of dealer financial strength -Dealer monitoring by both Ford and Ford Credit -Joint Ford and Ford Credit discussions with dealers on various aspects of the business -Comparative dealership benchmarking between dealerships of like size or in similar markets Ford North American Vehicle Information System 1. Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives 2. Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer Ford Credit Dealer Floorplan Receivables System 3. Dealer pays off floorplan receivables

 •Appendix

Appendix - Floorplan

U.S. Floorplan Portfolio Performance

Ford Credit Portfolio

	Six Months Ended June 30,		Year ended December 31,				
	2021	2020	2020	2019	2018	2017	2016
Average principal balance*	$13,110	$22,094	$18.994	$24,400	$23,250	$22,519	$22,312
Net losses (recoveries)**	$0.2	$(1.0)	$(1.3)	$9.7	$46.9	$(0.9)	$0.9
Net losses (recoveries)/average principal balance***	0.003%	(0.010)%	(0.007)%	0.040%	0.202%	(0.004)%	0.004%
Liquidations****	$50,141	$52,152	$107,815	$118,525	$116,325	$114,264	$109,982
Net losses (recoveries)/liquidations	0.000%	(0.002)%	(0.001)%	0.008%	0.040%	(0.001)%	0.001%

* Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated

** Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not this assistance in the future, the loss experience of Ford Credit's dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher

*** For non-annual periods, the percentages are annualized

**** Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated

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U.S. Floorplan Trust Legal Structure Ford Motor Company Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Ford Credit Floorplan LLC (Depositor) Ford Credit Floorplan Corp. (Depositor) Ford Credit Floorplan Master Owner Trust A (Issuer) US Bank (Owner Trustee) The Bank of New York Mellon (Indenture Trustee) Wells Fargo Bank, N.A. (Back-up Servicer)* Clayton Fixed Income Services LLC (Asset Representations Reviewer) Outstanding Series * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor’s and "Baa3" from Moody's